SUBORDINATION AND INTERCREDITOR AGREEMENT

This SUBORDINATION AND INTERCREDITOR AGREEMENT (this "Agreement"), dated as of December 5, 2008 is entered into by and between CARTHEW BAY TECHNOLOGIES INC., an Ontario corporation (together with its successors, assigns, transferees and any lender under any of the Subordinated Debt Documents, the "Subordinated Lender"), and PNC BANK, NATIONAL ASSOCIATION, in its capacity as Agent (in such capacity and together with its successors, assigns, transferees and any Person that has a similar title (such as "Agent", "Collateral Agent" or "Administrative Agent") under any Senior Credit Agreement, the "Senior Agent") under the Original Credit Agreement, and acknowledged by Colorep, Inc., a California corporation ("Colorep"), Transprint USA, Inc., a Virginia corporation ("Transprint"), and Beta Color, LLC, a California limited liability company (together with Colorep and Transprint, each a "Borrower" and collectively, jointly and severally, "Borrowers") with reference to the following facts:

A. Borrowers, Senior Agent and the lenders from time to time parties thereto (together with the lenders under any Senior Credit Agreement, the "Senior Lenders") have entered into that certain Revolving Credit, Term Loan A, Term Loan B and Security Agreement dated as of April 18, 2008 (as amended, restated, modified, renewed, refunded, replaced, or refinanced in whole or in part from time to time, the "Original Credit Agreement") pursuant to which the Senior Lenders agreed, upon the terms and conditions stated therein, to make loans and advances to and to issue letters of credit for the account of Borrowers. The repayment of the Obligations (as that term is defined in the Original Credit Agreement) and the other Senior Indebtedness (as defined herein), including amounts owed to the Issuers (as such term is defined in the Original Credit Agreement), is secured by first priority security interests in and liens on the Collateral (as defined herein).

B. Colorep and Subordinated Lender have entered into that certain Note Purchase Agreement dated as of February 1, 2008 as amended by an Amendment to Note Purchase Agreement dated as of December 5, 2008 (as so amended, the "Subordinated Debenture Agreement"), pursuant to which Subordinated Lender agreed, upon the terms and conditions stated therein, to make certain loans to Colorep up to the principal amount of $2,000,000 and Colorep agreed to issue certain debentures to Subordinated Lender. The repayment of the Subordinated Indebtedness (as defined herein) shall be secured by second priority security interests in and liens on the Collateral.

C. One of the conditions of the Original Credit Agreement is that the priority of Senior Agent's security interests in and liens on the Collateral be senior and prior to Subordinated Lender's security interests in and liens on the Collateral as set forth in this Agreement. Subordinated Lender has agreed to the subordination of its Liens to Senior Agent's Liens upon the terms and subject to the conditions set forth in this Agreement.

D. A further condition of the Original Credit Agreement is that the Senior Indebtedness be senior and prior in right of payment to the Subordinated Indebtedness as set forth in this Agreement. Subordinated Lender has agreed to the subordination of the

Subordinated Indebtedness to the Senior Indebtedness upon the terms and subject to the conditions set forth in this Agreement.

E. Senior Agent, for and on behalf of itself and the Senior Lenders and any other holders of Senior Indebtedness, and Subordinated Lender, for and on behalf of itself and any other holders of Subordinated Indebtedness, wish to enter into this Agreement to clarify their respective rights and priorities in the Collateral and of their respective claims against Borrowers. In order to induce Senior Agent, the Senior Lenders and the other holders of Senior Indebtedness to extend credit to Borrowers and for purposes of satisfying certain conditions precedent and covenants of the Original Credit Agreement, Senior Agent and Subordinated Lender hereby agree as follows:

1. Definitions. As used in this Agreement, the following terms shall have the following meanings:

"Agreement" shall have the meaning set forth in the preamble to this Agreement.

"Bankruptcy Code" shall mean title 11 of the United States Code.

"Borrower" and "Borrowers" shall have the meanings set forth in the preamble to this Agreement.

"Capital Stock" means (a) in the case of a corporation, corporate stock, (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (c) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of property of, the issuing Person.

"Cash Collateral" means any Collateral consisting of (a) cash or cash equivalents, (b) any security entitlement (as defined in the UCC) or (c) any financial assets (as defined in the UCC).

"CBT Maturity Date" means the earlier of (a) the date, if any, on which Colorep terminates the Merger Agreement, and (b) June 30, 2009.

"Collateral" means all assets and interests in assets and proceeds thereof now owned or hereafter acquired by any Obligor or any other Person in or upon which a Lien is granted under any of the Senior Loan Documents or the Subordinated Debt Documents and all products and proceeds of any of the foregoing.

"Control Collateral" means any Collateral consisting of (a) a certificated security (as defined in the UCC), (b) investment property (as defined in the UCC), (c) a deposit account (as defined in the UCC) or (d) any other Collateral as to which a Lien may be perfected through physical possession or control by the secured party, or any agent therefor.

"Default" shall mean an event, circumstance or condition which, with the giving of notice or passage of time or both, would constitute an Event of Default.

"Default Notice" means a written notice from or on behalf of Senior Agent to Subordinated Lender of the existence of an Event of Default under the Senior Loan Documents.

"DIP Financing" has the meaning set forth in Section 4.d of this Agreement.

"Discharge of Senior Indebtedness" means indefeasible payment in full in cash of the Senior Indebtedness (other than Senior Indebtedness consisting solely of contingent indemnification obligations under the Senior Loan Documents) including, with respect to amounts available to be drawn under outstanding letters of credit issued thereunder (or indemnities issued pursuant thereto in respect of outstanding letters of credit), delivery of Cash Collateral or backstop letters of credit in respect thereof in compliance with the terms of the Senior Credit Agreement, in each case, after or concurrently with termination of all commitments to extend credit thereunder.

"Enforcement Action" has the meaning set forth in Section 3.c of this Agreement.

"Equity Interests" means Capital Stock and all warrants, options, or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"Event of Default" shall mean, individually and collectively, "Event of Default" as defined in the Senior Credit Agreement and "Event of Default" as defined in the Subordinated Debenture Agreement.

"Exercise Any Secured Creditor Remedies" or "Exercise of Secured Creditor Remedies" means (a) the taking of any action to enforce or realize upon any Lien, including the institution of any foreclosure proceedings or the noticing of any public or private disposition pursuant to Article 9 of the UCC, (b) the exercise of any right or remedy provided to a secured creditor or otherwise on account of a Lien under the Senior Loan Documents, the Subordinated Debt Documents, applicable law, in an Insolvency Proceeding or otherwise, including the election to retain any collateral in satisfaction of a Lien, (c) the taking of any action or the exercise of any right or remedy in respect of the collection on, set off against, marshaling of, or foreclosure on the Collateral or the Proceeds of Collateral, (d) the sale, lease, license, or other disposition of all or any portion of the Collateral, by private or public sale or other disposition or any other means permissible under applicable law, and (e) the exercise of any other right relating to any Collateral (including the exercise of any voting rights relating to any Capital Stock and including any right of recoupment or set-off) whether under the Senior Loan Documents, the Subordinated Debt Documents, applicable law, in an Insolvency Proceeding or otherwise.

"Insolvency Proceeding" means any proceeding commenced by or against any Person under any provision of the Bankruptcy Code or under any other state, federal or foreign bankruptcy or insolvency law, assignments for the benefit of creditors, formal or informal moratoria, compositions, extensions generally with creditors, or proceedings seeking reorganization, arrangement, or other similar relief.

"Merger Agreement" means the Agreement and Plan of Merger, dated as of May 23, 2008, between Colorep and Subordinated Lender, as amended as of December 5, 2008.

"Obligor" means any Borrower, their respective Subsidiaries and any other Person that now or hereafter is, or whose assets now or hereafter are, liable for all or any portion of the Senior Indebtedness.

"Original Credit Agreement" has the meaning set forth in the recitals of this Agreement.

"Proceeds" means (a) all "proceeds" as defined in Article 9 of the UCC with respect to the Collateral, and (b) whatever is recoverable or recovered when Collateral is sold, exchanged, collected, or disposed of, whether voluntarily or involuntarily.

"Recovery" has the meaning set forth in Section 4.c.

"Reorganization Debt Securities" means debt securities of any Obligor or any affiliate of any Obligor as reorganized or readjusted, or debt securities of any Obligor or any affiliate of any Obligor (or any other Person provided for by a plan of reorganization or readjustment succeeding to the assets and liabilities of any Obligor or any affiliate of any Obligor), that are subordinated, to at least the same extent as the Subordinated Indebtedness, to the payment of all Senior Indebtedness that will be outstanding after giving effect to such plan of reorganization or readjustment, so long as (a) the non-default rate of interest and the default rate of interest on such debt securities shall not exceed the effective non-default rate of interest and the default rate of interest (as the case may be) in effect with respect to the Subordinated Indebtedness on the date hereof and disclosed to Senior Agent, (b) after giving effect to such plan of reorganization or readjustment such debt securities shall not be entitled to the benefits of covenants or defaults more beneficial to the holders of such debt securities than those in effect with respect to the Senior Indebtedness or the Subordinated Indebtedness on the date hereof as disclosed to Senior Agent, (c) such debt securities shall not require cash interest to be paid more frequently than is required under the Subordinated Debt Documents on the date hereof as disclosed to Senior Agent, and (d) such debt securities shall not provide for amortization, including mandatory prepayment provisions, commencing earlier than six months following the final scheduled maturity date of the Senior Indebtedness (as modified by such plan of reorganization or readjustment).

"RTO Transaction" means the reverse takeover transaction contemplated in the Merger Agreement, pursuant to which, *inter alia*, Subordinated Lender will issue shares of its common stock in exchange for all of the outstanding shares of Colorep, and Colorep will become a wholly-owned subsidiary of Subordinated Lender.

"Senior Agent" has the meaning set forth in the preamble to this Agreement.

"Senior Indebtedness" means the Obligations and all other amounts owing, due or secured under the terms of the Senior Credit Agreement or any other Senior Loan Document, including, without limitation, all costs and expenses of Senior Agent, all amounts payable to any Issuer or any Senior Lender, all principal, premium, interest, fees, attorneys' fees, costs, charges, expenses, reimbursement obligations, any obligation to post Cash Collateral in respect of letters of credit or indemnities in respect thereof, indemnities, guaranties, and all other amounts payable thereunder or in respect thereof (including, in each case, all amounts accruing on or after the

commencement of any Insolvency Proceeding relating to any Obligor or an affiliate of an Obligor) irrespective of whether a claim for all or any portion of such amounts is allowable or allowed in any Insolvency Proceeding); provided, however, the aggregate amount of "Senior Indebtedness" (including the maximum aggregate amount of all unfunded commitments to extend any revolving credit, working capital, letter of credit or similar credit facility in connection therewith, and including the face amount of all letters of credit (whether issued or guaranteed by the holders of the Senior Indebtedness)), entitled to the benefits of this Agreement shall not exceed the sum of (a) the principal amount of term loans made pursuant to the Senior Credit Agreement, not to exceed $10,000,000, *less* the amount of any principal payments made thereon which may not be reborrowed; *plus* (b) the principal amount of revolving loans made pursuant to the Senior Credit Agreement not to exceed $10,000,000; *plus* (c) interest, including, in the event of an Insolvency Proceeding, any and all post-petition interest and costs from and after the date of filing of a petition by or against the applicable Borrower or its bankruptcy estate, regardless of whether or not such interest is an allowed claim in such Insolvency Proceeding; *plus* (d) all costs and expenses incurred by the Senior Agent and the Senior Lenders in connection with their enforcement of any rights or remedies under the Senior Loan Documents, the collection of any of the Senior Indebtedness or the protection of, or realization upon, any collateral after the occurrence and during the continuance of a default under the Senior Loan Documents, including, by way of example, reasonable attorneys' fees, court costs, appraisal and consulting fees, auctioneers' fees, rent, storage, insurance premiums and like items, and whether or not such amounts are allowed as a claim against the applicable Borrower in any Insolvency Proceeding; *plus* (e) all fees, charges, and indemnities and reimbursement obligations owing by Borrowers to the Senior Agent and the Senior Lenders under or in connection with the Senior Loan Documents, including all reimbursement and other obligations with respect to any letters of credit issued under or in connection with the Senior Loan Documents *plus* (f) the aggregate amount of exposure that the Senior Lenders have in respect of any interest or currency swap, future, option or other similar agreement, or arising out of overdrafts or deposit or other accounts or electronic funds transfers (whether through automated clearing houses or otherwise) or out of any Senior Lender's non-receipt of or inability to collect funds or otherwise not being made whole in connection with depository transfer check or other similar arrangements then provided or outstanding.

"Senior Lenders" has the meaning set forth in the preamble to this Agreement.

"Senior Credit Agreement" means the Original Credit Agreement as amended, restated, modified, renewed, refunded, replaced, or refinanced in whole or in part from time to time, and any other agreement extending the maturity of, consolidating, otherwise restructuring (including adding Subsidiaries or affiliates of any Obligor or any other Person as parties thereto), renewing, replacing or refinancing all or any portion of the Senior Indebtedness or the Maximum Loan Amount (as such term is defined in the Original Credit Agreement) or all or any portion of the amounts owed under any other agreement that itself is a Senior Credit Agreement hereunder and whether by the same or any other agent, lender, or group of lenders and whether or not increasing the amount of Senior Indebtedness that may be incurred thereunder.

"Senior Loan Documents" means the Senior Credit Agreement and the other Documents (as such term is defined in the Original Credit Agreement), or any other security, collateral, ancillary or other documents entered into in connection with or related to any

agreement that is a Senior Credit Agreement, as the same may be amended, restated, modified, renewed, refunded, replaced, or refinanced in whole or in part from time to time.

"Standstill Period" means the period from and including the date of receipt by Subordinated Lender of a Default Notice until the first to occur of (a) the date on which Senior Agent and the Senior Lenders shall have expressly waived or acknowledged the cure of the Event of Default giving rise to such Default Notice, in each case in writing, or (b) the date on which Senior Agent and the Senior Lenders shall expressly and irrevocably waive the application of Section 2.a, Section 2.c and Section 3.b in writing.

"Subordinated Debenture Agreement" has the meaning set forth in the recitals to this Agreement.

"Subordinated Debt Documents" means the Subordinated Debenture Agreement, the Subordinated Security Documents and each other document, note, instrument or agreement entered into or delivered in connection therewith, as amended, restated, modified, renewed, refunded, replaced, or refinanced in whole or in part from time to time, and any other agreement extending the maturity of, consolidating, otherwise restructuring (including adding or deleting Subsidiaries or affiliates of any Obligor or any other Person as parties thereto), renewing, replacing or refinancing all or any portion of the indebtedness owed to Subordinated Lender.

"Subordinated Indebtedness" means, collectively, all indebtedness and other obligations of any Obligor now or hereafter due or owed to Subordinated Lender or any other Person under the Subordinated Debt Documents and of any Obligor to Subordinated Lender under any other document, instrument, or agreement (including without limitation the Merger Agreement), whether the sums represent principal, interest, dividends, costs, attorneys fees, charges, or other obligations due or not due, whether incurred directly or indirectly and whether absolute or contingent, including, without limitation, any claim for breach of representation or warranty or any right of rescission; provided, however, that the "Subordinated Indebtedness" shall not include fees not to exceed $30,000 per month for expenses incurred by Subordinated Lender in connection with maintaining Subordinated Lender's existence payable pursuant to Section 4.9 of the Merger Agreement (as in effect on the date hereof).

"Subordinated Lender" has the meaning set forth in the preamble to this Agreement.

"Subordinated Security Documents" means, collectively, any and all present and future security agreements, pledge agreements, mortgages, deeds of trust, conditional sales agreements, capital leases and other collateral documents executed and delivered by or on behalf of any Obligor to or for the benefit of Subordinated Lender to secure all or any part of the Subordinated Indebtedness.

"UCC" means the Uniform Commercial Code as enacted and in effect from time to time in the State of New York.

a. Terms defined in the Senior Credit Agreement. Unless otherwise defined in this Agreement, any and all initially capitalized terms set forth in this Agreement shall have the meaning ascribed thereto in the Senior Credit Agreement.

b. Rules of Construction. Unless the context of this Agreement clearly requires otherwise, references to the plural include the singular, references to the singular include the plural, the term "including" is not limiting, and the term "or" has, except where otherwise indicated, the inclusive meaning represented by the phrase "and/or." The words "hereof," "herein," "hereby," "hereunder," and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. Article, section, subsection, clause, schedule, and exhibit references herein are to this Agreement unless otherwise specified. Any reference in this Agreement to any agreement, instrument, or document shall include all alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements thereto and thereof, as applicable (subject to any restrictions on such alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements set forth herein). Any reference herein to any Person shall be construed to include such Person's successors and assigns.

2. Subordination and Standstill.

a. Payment Subordination. Except as set forth in Section 3.a of this Agreement, unless and until the Discharge of Senior Indebtedness shall have occurred, Subordinated Lender shall not accept, take or receive, by payment, in cash or in kind, by way of setoff, or in any other manner, from any Obligor the whole or any part of any sums which may now or hereafter be owing to Subordinated Lender on account of the Subordinated Indebtedness.

b. Lien Subordination. Notwithstanding (i) the date, time, method, manner or order of grant, attachment, or perfection of any Liens granted to Senior Agent (or any Senior Lender) or Subordinated Lender in respect of all or any portion of the Collateral, (ii) the order or time of filing or recordation of any document or instrument for perfecting the Liens in favor of Senior Agent (or any Senior Lender) or Subordinated Lender in any Collateral, (iii) any provision of the UCC, any other applicable law, any of the Senior Loan Documents or the Subordinated Debt Documents, (iv) whether or not the Liens securing the Senior Indebtedness are valid, binding, enforceable, void, voided, voidable, subordinated, reduced, disallowed or allowable or (v) any other circumstance whatsoever, Senior Agent, on behalf of itself and the Senior Lenders, and Subordinated Lender hereby agree that:

(1) any Lien in respect of all or any portion of the Collateral now or hereafter held by or on behalf of Subordinated Lender that secures all or any portion of the Subordinated Indebtedness, shall in all respects be junior and subordinate to all Liens granted to Senior Agent and the Senior Lenders in the Collateral to secure all or any portion of the Senior Indebtedness, and

(2) any Lien in respect of all or any portion of the Collateral now or hereafter held by or on behalf of Senior Agent or any Senior Lender that secures all or any portion of the Senior Indebtedness shall in all respects be senior and prior to all Liens granted to Subordinated Lender in the Collateral to secure all or any portion of the Subordinated Indebtedness.

c. Remedies Subordination. Except as set forth in Section 3.c of this Agreement, unless and until the Discharge of Senior Indebtedness shall have occurred, and

irrespective of whether an Event of Default has occurred, Subordinated Lender shall not, without the prior written consent of Senior Agent:

(1) accelerate, demand or otherwise make due and payable prior to the original due date thereof any portion of the Subordinated Indebtedness, or exercise any put option or cause Colorep to honor any redemption or mandatory prepayment obligation,

(2) commence, prosecute, or participate in any lawsuit, action, or proceeding, whether private, judicial, equitable, administrative or otherwise (including, without limitation, any Insolvency Proceeding against any Obligor or any Obligor's assets), provided that, as more fully set forth in Section 4 hereof, Subordinated Lender may file a proof of claim in any Insolvency Proceeding involving any Obligor, which proof of claim shall indicate Subordinated Lender's subordination hereunder,

(3) except as set forth in Section 3.a of this Agreement, Exercise Any Secured Creditor Remedies or otherwise demand, take, receive or accept any payment on the Subordinated Indebtedness from any Obligor or exercise any rights or remedies as against any Obligor's assets,

(4) possess any assets of any Obligor, send any notice to or otherwise seek to obtain payment directly from any account debtor of any Obligor, sue for an attachment, an injunction, a keeper, a receiver or any other legal or equitable remedy, exercise any rights of set off or recoupment as against any Obligor, or otherwise take any action whatsoever, directly or indirectly to collect any amounts on the Subordinated Indebtedness from any Obligor or any of its assets, or

(5) commence or cause to be commenced or join with any creditor (other than Senior Agent and the Senior Lenders) in commencing any Insolvency Proceeding.

d. Release of Liens. In the event of any private or public sale or other disposition of all or any portion of the Collateral by or with the consent of Senior Agent at any time prior to the date upon which the Discharge of Senior Indebtedness shall have occurred, Subordinated Lender agrees that such disposition will be free and clear of the Liens securing the Subordinated Indebtedness and, if such disposition includes Equity Interests in any Obligor, the Subordinated Agent further agrees to release the entities whose Equity Interests are disposed of from all Subordinated Indebtedness so long as Senior Agent also releases the entities whose Equity Interests are sold from all Senior Indebtedness. In furtherance of the foregoing, Subordinated Lender agrees that (i) Senior Agent is authorized to file any and all UCC Lien releases and/or terminations contemplated by the release provided for in this Section 2.d and (ii) it will execute any and all other Lien releases or other documents reasonably requested by Senior Agent in connection with the release provided for in this Section 2.d.

e. Waiver of Right to Contest Senior Indebtedness. Subordinated Lender agrees that it shall not, and hereby waives any right to, take any action to contest or challenge (or assist or support any other Person in contesting or challenging), directly or indirectly, whether or not in any proceeding (including in any Insolvency Proceeding), the validity, priority, enforceability, or perfection of the Liens of Senior Agent in any Collateral, the validity, priority,

enforceability or allowance of the Senior Indebtedness or any of the claims of Senior Agent or any holder of Senior Indebtedness against any Obligor or the validity or enforceability of this Agreement or any of the provisions hereof. Subordinated Lender agrees that it will not take any action that would hinder any Exercise of Secured Creditor Remedies undertaken by Senior Agent under the Senior Loan Documents, including, without limitation, any public or private sale, lease, exchange, transfer, or other disposition of any Collateral, whether by foreclosure or otherwise. Subordinated Lender hereby waives any and all rights it may have as a junior lien creditor or otherwise to contest, protest, object to, interfere with the manner in which Senior Agent seeks to enforce the Liens in any Collateral (it being understood and agreed that the terms of this Agreement shall govern with respect to the Collateral even if any portion of the Liens securing the Senior Indebtedness are avoided, disallowed, set aside, or otherwise invalidated in any Insolvency Proceeding, judicial proceeding or otherwise).

f. Acknowledgement of Liens, etc. Subordinated Lender acknowledges and agrees that, concurrently herewith, Senior Agent, for the benefit of itself and the other holders of Senior Indebtedness, has been granted Liens upon all of the Collateral in which Subordinated Lender has been granted Liens and Subordinated Lender hereby consents thereto. Subordinated Lender agrees that it shall not obtain a Lien on any asset or Collateral to secure all or any portion of the Subordinated Indebtedness unless concurrently therewith, Senior Agent obtains a Lien on such asset or Collateral and the parties hereby agree that all such Liens are and will be subject to this Agreement. Senior Agent, for and on behalf of itself and the other holders of Senior Indebtedness, acknowledges and agrees that Subordinated Lender has been granted Liens upon all of the Collateral in which Senior Agent has been granted Liens and Senior Agent hereby consents thereto. The subordination of Liens and claims by Subordinated Lender in favor of Senior Agent and the holders of Senior Indebtedness shall not be deemed to subordinate Subordinated Lender's Liens or claims to the Liens or claims of any other Person that is not a holder of Senior Indebtedness.

g. Agent for Perfection. Senior Agent and Subordinated Lender each agree to hold all Control Collateral and Cash Collateral, as applicable, in their respective possession, custody, or control (or in the possession, custody, or control of agents or bailees for either) as agent for the other solely for the purpose of perfecting the security interest granted to each in such Control Collateral or Cash Collateral subject to the terms and conditions of this Section 2.g. None of Senior Agent, the holders of Senior Indebtedness, or Subordinated Lender, as applicable, shall have any obligation whatsoever to the others to assure that the Control Collateral is genuine or owned by any Obligor or any other Person or to preserve their respective rights or benefits or those of any Person. The duties or responsibilities of Senior Agent and Subordinated Lender under this Section 2.g are and shall be limited solely to holding or maintaining control of the Control Collateral and the Cash Collateral as agent for the other for purposes of perfecting the Lien held by Subordinated Lender or Senior Agent, as applicable. Senior Agent is not and shall not be deemed to be a fiduciary of any kind for Subordinated Lender or any other Person.

3. Permitted Payments and Actions.

a. Permitted Payments. So long as no Default or Event of Default has occurred and is continuing and a Standstill Period is not then in effect, Borrower may pay to

Subordinated Lender, and Subordinated Lender may accept and receive on account of the Subordinated Indebtedness only as follows:

(1) If the RTO Transaction does not occur on or before the CBT Maturity Date (including as a result of Subordinated Lender's termination of the Merger Agreement), all principal of and accrued interest on the Subordinated Indebtedness shall be due and payable on the CBT Maturity Date; provided, that if any Default or Event of Default under the Senior Loan Documents shall be then in effect or would occur as a result of the payment of any such amount in respect of the Subordinated Indebtedness, then no such payment shall be permitted and the holder(s) of the Subordinated Indebtedness shall be prohibited from receiving any payment on or in respect of the Subordinated Indebtedness until such time as no Default or Event of Default under the Senior Loan Documents exists or would occur after giving effect to such payment and, should Subordinated Lender receive any such prohibited payment, it shall be subject to the turnover provisions of Section 7 hereto.

(2) Commencing on February 1, 2009, cash pay interest payments of one and one half percent (1.5%) per month on the principal balance of the Subordinated Indebtedness shall be permitted; provided, that if any Default or Event of Default under the Senior Loan Documents shall be then in effect or would occur as a result of the payment of any such interest payment in respect of the Subordinated Indebtedness, then no such interest payment shall be permitted and the holder(s) of the Subordinated Indebtedness shall be prohibited from receiving any interest payment on or in respect of the Subordinated Indebtedness until such time as no Default or Event of Default under the Senior Loan Documents exists or would occur after giving effect to such payment and, should Subordinated Lender receive any such prohibited payment, it shall be subject to the turnover provisions of Section 7 hereto.

(3) Notwithstanding anything to the contrary contained in this Section 3.a, the Subordinated Indebtedness shall continue to accrue interest at the rates provided in the Subordinated Debt Documents during any period with respect to which payment of such interest, in cash, may be prohibited hereunder.

b. No Other Payment or Acceleration of Subordinated Indebtedness. Except as expressly set forth in Section 3.a, Subordinated Lender agrees that it shall not take, accept or receive any payment or prepayment of the principal of any Subordinated Indebtedness, whether at the stated maturity thereof or otherwise, any payments resulting from any breach or default under any of the Subordinated Debt Documents, any prepayment as a result of the acceleration of any amounts due under any Subordinated Debt Document, or any other direct or indirect payments or distributions of any kind or character (whether in cash, securities, assets, by set-off, or otherwise, including, without limitation, any accrued and unpaid interest on the Subordinated Indebtedness which shall be "paid in kind" except as expressly set forth in Section 3.a), on account of the Subordinated Indebtedness.

c. Permitted Actions. Subordinated Lender shall be permitted to take the actions set forth in Section 2.c of this Agreement (each an "Enforcement Action") upon the earliest to occur of:

(1) commencing as of July 1, 2009, both (x) a default under the Subordinated Debt Documents shall have occurred and shall have continued uncured and unwaived for a period of one hundred fifty (150) days and (y) not less than sixty (60) days prior to accelerating any part of the Subordinated Indebtedness or taking any other Enforcement Action with respect to the Subordinated Indebtedness, Subordinated Lender shall have given Senior Agent written notice of its intent to do the same (which notice may be given prior to the expiration of such one hundred fifty (150) days), which notice shall specify in reasonable detail the default on the Subordinated Debt Documents upon the basis of which Subordinated Lender then intends to take any Enforcement Action and the enforcement action that Subordinated Lender then intends to take, and

(2) acceleration of the Senior Indebtedness (provided, however, that if, following any such acceleration of the Senior Indebtedness, such acceleration in respect of the Senior Indebtedness is rescinded, then all Enforcement Actions taken by Subordinated Lender shall likewise be rescinded if such Enforcement Actions are based solely on account of the acceleration of the Senior Indebtedness and Subordinated Lender then has no other right under any other clause of this subsection to take any Enforcement Action), and

(3) the occurrence of a bankruptcy or other insolvency proceeding in respect of Colorep (provided, however, that if such proceeding is dismissed, the corresponding prohibition against Subordinated Lender taking any Enforcement Action shall automatically be reinstated as of the date of dismissal as if such proceeding had not been initiated, unless Subordinated Lender shall have the right to take any Enforcement Action under another clause of this Section 3.c) (provided that such reinstatement shall not affect the running of the one hundred fifty (150) days period under clause (1) above if the default on the Subordinated Debt Documents giving rise thereto is not based solely on an acceleration of the Senior Indebtedness or the initiation of such proceeding).

d. RTO Occurs. Notwithstanding anything to the contrary contained elsewhere in this Agreement, if the RTO Transaction occurs on or before the CBT Maturity Date the outstanding principal of and accrued interest on the Subordinated Indebtedness shall be canceled in accordance with the terms of the Subordinated Debenture Agreement and, as a result thereof, all liens, security interests and other encumbrances of any kind securing the Subordinated Indebtedness, or any part thereof, shall be deemed automatically and immediately terminated and of no further force and effect whatsoever.

4. Insolvency Proceeding.

a. Continuing Priority. This Agreement is intended to be enforceable as a subordination agreement under Bankruptcy Code Section 510 notwithstanding the commencement of any Insolvency Proceeding. In the event of any Insolvency Proceeding relative to any Obligor or any arrangement, adjustment, composition or relief of any Obligor or such Obligor's debts or any marshaling of the assets of any Obligor, then, in each case, (i) all Senior Indebtedness shall first be paid in full in cash before any payment is made on the Subordinated Indebtedness; and (ii) any payment or distribution of any kind or character (whether in cash, securities (other than Reorganization Debt Securities), assets, by set-off, or otherwise) to which Subordinated Lender would be entitled but for the provisions of this

Section 4.a (including, without limitation, any payment or distribution which may be payable or deliverable to Subordinated Lender by reason of the payment of any other Indebtedness of such Obligor or its Subsidiaries being subordinated to payment of the Subordinated Indebtedness) shall be paid or delivered by the Person making such payment or distribution, whether a trustee in bankruptcy, a receiver, a liquidating trustee, or otherwise, directly to Senior Agent to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid. In the event that, in the circumstances contemplated by this Section 4.a, and notwithstanding the foregoing provisions of this Section 4.a, Subordinated Lender shall have received any payment or distribution of any kind or character (whether in cash, securities, assets, by setoff, or otherwise) that it is not entitled to receive by the foregoing provisions, then and in such event such payment or distribution shall be segregated and held in trust for the benefit of and immediately shall be paid over to Senior Agent in accordance with Section 7.

b. Proof of Claim. If Subordinated Lender does not file a proper claim or proof of debt or other document or amendment thereof in the form required in any Insolvency Proceeding prior to thirty (30) days before the expiration of time to file such claim or other document or amendment thereof, then Senior Agent shall have the right (but not the obligation) in such proceeding, and hereby irrevocably is appointed lawful attorney of Subordinated Lender for the purpose of enabling Senior Agent to demand, sue for, collect, receive and give receipt for the payments and distributions in respect of the Subordinated Indebtedness that are made in such proceeding and that are required to be paid or delivered to Senior Agent as provided in Section 4.a, and to file and prove all claims therefor and to execute and deliver all documents in such proceeding in the name of Subordinated Lender or otherwise in respect of such claims, as Senior Lender reasonably may determine to be necessary or appropriate.

c. Reinstatement. If Senior Agent or any Senior Lender is required in any Insolvency Proceeding or otherwise to turn over or otherwise pay any amount to the estate or to any creditor or representative of any Obligor or any other Person (a "Recovery"), then the Senior Indebtedness shall be reinstated to the extent of such Recovery. If this Agreement shall have been terminated prior to such Recovery, this Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair, or otherwise affect the obligations of the parties hereto from such date of reinstatement. All rights, interests, agreements, and obligations of Senior Agent, the Senior Lenders and Subordinated Lender under this Agreement shall remain in full force and effect and shall continue irrespective of the commencement of, or any discharge, confirmation, conversion, or dismissal of any Insolvency Proceeding by or against any Obligor or any affiliate of an Obligor and irrespective of any other circumstance which otherwise might constitute a defense available to, or a discharge of any Obligor or any other Person in respect of the Senior Indebtedness. No priority or right of Senior Agent or any other holder of Senior Indebtedness Lender shall at any time be prejudiced or impaired in any way by any act or failure to act on the part of any Obligor or by the noncompliance by any Person with the terms, provisions, or covenants of the Senior Loan Documents or the Subordinated Debt Documents, regardless of any knowledge thereof which Senior Agent or any holder of Senior Indebtedness may have.

d. DIP Financing. If any Obligor or any affiliate of an Obligor shall be subject to any Insolvency Proceeding and Senior Agent shall desire, prior to the Discharge of Senior Indebtedness, to permit the use of Cash Collateral or to permit any Obligor or any affiliate

of an Obligor to obtain financing ("DIP Financing") under Section 363 or Section 364 of the Bankruptcy Code (or any similar provision under the law applicable to any Insolvency Proceeding) to be secured by all or any portion of the Collateral, then Subordinated Lender agrees that it will raise no objection to such use of Cash Collateral or DIP Financing and will not request adequate protection or any other relief in connection with its or their interest in any such Collateral except to the extent specified in this Section 5. Subordinated Lender hereby agrees that its Liens in the Collateral shall be subordinated to any DIP Financing (and all obligations relating thereto) to the extent and upon the terms and conditions specified in this Agreement. Subordinated Lender agrees that (i) it shall not, directly or indirectly, provide, offer to provide or support any DIP Financing secured by a Lien senior to or *pari passu* with the Liens securing the Senior Indebtedness, in each case unless Senior Agent otherwise has provided its express written consent and (ii) it will object to any use of Cash Collateral or DIP Financing sought by any Obligor or any affiliate of an Obligor if Senior Agent and the Senior Lenders also object to such use of Cash Collateral or DIP Financing.

e. Other Waivers. Until the Discharge of Senior Indebtedness has occurred, Subordinated Lender agrees that it shall not (1) seek relief from the automatic stay of Section 362 of the Bankruptcy Code or any other stay in any Insolvency Proceeding in respect of any portion of the Collateral, (2) propose any plan of reorganization or file any motion or pleading in support of any motion or plan that would impair the rights of any holders of Senior Indebtedness, (3) oppose any plan of reorganization or liquidation proposed by Senior Agent or with Senior Agent's written approval, (4) directly or indirectly oppose any relief requested or supported by Senior Agent, including any sale or other disposition free and clear of Subordinated Lender's Liens under Bankruptcy Code Section 363(f) or any other similar provision of applicable law, (5) make any election under Bankruptcy Code Section 1111(b) or object to, oppose, support any objection, or take any other action to impede, the right of any Senior Lender to make an election under Section 1111(b)(2) of the Bankruptcy Code, (6) seek or request any adequate protection of its Liens, (7) vote its claim in favor of any plan of reorganization, liquidation, arrangement, moratorium, composition or appointment of an examiner opposed by Senior Agent or (8) otherwise take any action in any way adverse to the Senior Agent or the Senior Lenders.

5. Modifications of Indebtedness.

a. Senior Indebtedness. All Senior Indebtedness at any time incurred by any Obligor shall be deemed to have been incurred, and all Senior Indebtedness held by any holder of Senior Indebtedness shall be deemed to have been extended, acquired or obtained, as applicable, in reliance upon this Agreement, and Subordinated Lender hereby waives (i) notice of acceptance, or proof of reliance, by Senior Agent or any other holder of Senior Indebtedness of this Agreement, and (ii) notice of the existence, renewal, extension, accrual, creation, or non-payment of all or any part of the Senior Indebtedness. Nothing contained in this Agreement shall preclude Senior Agent or any holder of Senior Indebtedness from discontinuing the extension of credit to any Obligor (whether under the Senior Credit Agreement or otherwise) or from taking (without notice to Subordinated Lender, any Obligor, or any other person) any other action in respect of the Senior Indebtedness or the Collateral which Senior Agent or such holder is otherwise entitled to take with respect to the Senior Indebtedness or the Collateral. Senior Agent shall have the right, without notice to or consent from Subordinated Lender, to amend, supplement or modify the Senior Indebtedness, in any manner whatsoever, including, without

limitation, any renewals, extensions or shortening of time of payments (even if such shortening causes any Senior Indebtedness to be due on demand or otherwise), any revision of any amortization schedule with respect thereto, and any increase in the amount of the Senior Indebtedness, and Subordinated Lender consents and agrees to any such amendment, supplement or modification. Subordinated Lender waives notice of any such amendment, supplement, or modification, and agrees that no such amendment, supplement, or modification shall affect, release, or impair the subordinations contained herein.

b. Notice of Acceptance and Other Waivers.

(1) To the fullest extent permitted by applicable law, Subordinated Lender hereby waives: (i) notice of acceptance hereof; (ii) notice of any loans or other financial accommodations made or extended under the Senior Credit Agreement, or the creation or existence of any Senior Indebtedness; (iii) notice of the amount of the Senior Indebtedness; (iv) notice of any adverse change in the financial condition of any Obligor or of any other fact that might increase Subordinated Lender's risk hereunder; (v) notice of presentment for payment, demand, protest, and notice thereof as to any instrument among the Senior Loan Documents; (vi) notice of any Default or Event of Default under the Senior Loan Documents or otherwise relating to the Senior Indebtedness; (vii) all other notices (except if such notice is specifically required to be given to Subordinated Lender under this Agreement) and demands to which Subordinated Lender might otherwise be entitled.

(2) To the fullest extent permitted by applicable law, Subordinated Lender waives the right by statute or otherwise to require Senior Agent, any Senior Lender or any holder of Senior Indebtedness to institute suit against any Obligor or to exhaust any rights and remedies which any Senior Agent, any Senior Lender or any holder of Senior Indebtedness has or may have against any Obligor. Subordinated Lender further waives any defense arising by reason of any disability or other defense (other than the defense that the Discharge of Senior Indebtedness has occurred (subject to the provisions of Section 4.c) of any Obligor or by reason of the cessation from any cause whatsoever of the liability of such Obligor in respect thereof.

(3) To the fullest extent permitted by applicable law, Subordinated Lender hereby waives: (i) any rights to assert against Senior Agent or any holder of Senior Indebtedness any defense (legal or equitable), set-off, counterclaim, or claim which Subordinated Lender may now or at any time hereafter have against any Obligor or any other party liable to Senior Agent, any holder of Senior Indebtedness or Subordinated Lender (ii) any defense, set-off, counterclaim, or claim, of any kind or nature, arising directly or indirectly from the present or future lack of perfection, sufficiency, validity, or enforceability of any Senior Indebtedness, any Subordinated Indebtedness or any security for either; (iii) any defense arising by reason of any claim or defense based upon an election of remedies by Senior Agent or any other holder of Senior Indebtedness; and (iv) the benefit of any statute of limitations affecting Subordinated Lender's obligations hereunder or the enforcement thereof, and any act which shall defer or delay the operation of any statute of limitations applicable to the Senior Indebtedness shall similarly operate to defer or delay the operation of such statute of limitations applicable to Subordinated Lender's obligations hereunder.

(4) Until such time as the Discharge of Senior Indebtedness shall have occurred (subject to the provisions of Section 4.c): (i) Subordinated Lender hereby waives and postpones any right of subrogation Subordinated Lender has or may have as against any Obligor with respect to any Senior Indebtedness; (ii) in addition, Subordinated Lender hereby waives and postpones any right to proceed against any Obligor or any other Person, now or hereafter, for contribution, indemnity, reimbursement, or any other suretyship rights and claims (irrespective of whether direct or indirect, liquidated or contingent), with respect to any Senior Indebtedness; and (iii) in addition, Subordinated Lender also hereby waives and postpones any right to proceed or to seek recourse against or with respect to any property or asset of any Obligor.

(5) WITHOUT LIMITING THE GENERALITY OF ANY OTHER WAIVER OR OTHER PROVISION SET FORTH IN THIS AGREEMENT, SUBORDINATED LENDER WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS AND DEFENSES ARISING OUT OF AN ELECTION OF REMEDIES BY SENIOR AGENT OF ANY OTHER HOLDER OF SENIOR INDEBTEDNESS, EVEN THOUGH THAT ELECTION OF REMEDIES HAS DESTROYED SUBORDINATED LENDER'S RIGHTS OF SUBROGATION AND REIMBURSEMENT AGAINST ANY OBLIGOR BY THE OPERATION OF ANY APPLICABLE LAW.

(6) None of Senior Agent, any other holder of Senior Indebtedness or any of their respective affiliates, directors, officers, employees, or agents shall be liable for failure to demand, collect, or realize upon any of the Collateral or any Proceeds or for any delay in doing so or shall be under any obligation to sell or otherwise dispose of any Collateral or Proceeds thereof or to take any other action whatsoever with regard to the Collateral or any part or Proceeds thereof. If Senior Agent or any Senior Lender honors (or fails to honor) a request by Borrower for an extension of credit pursuant to the Senior Credit Agreement or any of the other Senior Loan Documents, whether Senior Agent or any Senior Lender has knowledge that the honoring of (or failure to honor) any such request would constitute a default under the terms of the Subordinated Debt Documents or an act, condition, or event that, with the giving of notice or the passage of time, or both, would constitute such a default, or if Senior Agent or any Senior Lender otherwise should exercise any of its contractual rights or remedies under the Senior Loan Documents (subject to the express terms and conditions hereof), neither Senior Agent nor any Senior Lender shall have any liability whatsoever to Subordinated Lender as a result of such action, omission, or exercise. Senior Agent will be entitled to manage and supervise its loans and extensions of credit under the Senior Loan Documents as Senior Agent may, in its sole discretion, deem appropriate, and Senior Agent and each other holder of Senior Indebtedness may manage its loans and extensions of credit without regard to any rights or interests that Subordinated Lender may have in the Collateral or otherwise except as otherwise expressly set forth in this Agreement. Subordinated Lender agrees that neither Senior Agent nor any other holder of Senior Indebtedness shall incur any liability as a result of a sale, lease, license, application or other disposition of all or any portion of the Collateral or any part or Proceeds thereof. Senior Agent and each holder of Senior Indebtedness may, from time to time, enter into agreements and settlements with Obligors as it may determine in its sole discretion without impairing any of the subordinations, priorities, rights or obligations of the parties under this Agreement, including, without limitation, substituting Collateral, releasing any Lien and releasing any Obligor. Subordinated Lender waives any and all rights it may have to require Senior Agent or any holder of Senior Indebtedness to marshal assets, to exercise rights or

remedies in a particular manner, or to forbear from exercising such rights and remedies in any particular manner or order.

c. Modifications of Senior Indebtedness. Subordinated Lender hereby agrees that, without affecting the obligations of Subordinated Lender hereunder, Senior Agent and the other holders of Senior Indebtedness may, at any time and from time to time, in their sole discretion without the consent of or notice to Subordinated Lender (except to the extent such notice or consent is required pursuant to the express provisions of this Agreement), and without incurring any liability to Subordinated Lender or impairing or releasing the subordination provided for herein, amend, restate, supplement, replace, refinance, extend, consolidate, restructure, or otherwise modify the Senior Credit Agreement or any of the Senior Loan Documents in any manner whatsoever, including, to:

(1) change the manner, place, time, or terms of payment or renew or alter, all or any of the Senior Indebtedness or otherwise amend, restate, supplement, or otherwise modify in any manner, or grant any waiver or release with respect to, all or any part of the Senior Indebtedness or any of the Senior Loan Documents,

(2) retain or obtain a Lien on any property of any Person to secure any of the Senior Indebtedness, and in that connection to enter into any additional Senior Loan Documents,

(3) amend, or grant any waiver, compromise or release with respect to, or consent to any departure from, any guaranty or other obligations of any Person obligated in any manner under or in respect of the Senior Indebtedness,

(4) release its Lien on any Collateral or other property,

(5) exercise or refrain from exercising any rights against any Obligor or any other Person,

(6) retain or obtain the primary or secondary obligation of any Person with respect to any of the Senior Indebtedness and

(7) otherwise manage and supervise the Senior Indebtedness as Senior Agent shall deem appropriate.

d. Modifications of Subordinated Indebtedness; Subordinated Security Documents. Subordinated Lender understands and agrees that none of the Subordinated Debt Documents or any other document, instrument or agreement evidencing all or any part of the Subordinated Indebtedness may be modified or amended without the prior written consent of Senior Agent. Subordinated Lender further agrees that it shall not accept and receive or otherwise become a party to any Subordinated Security Document unless and until Senior Agent shall have approved, in writing and in its reasonable discretion (exercised in a manner consistent with the intent of this Agreement), such Subordinated Security Document.

6. Subordinated Indebtedness Owed Only to Subordinated Lender. Subordinated Lender warrants and represents that Subordinated Lender has not previously assigned any

interest in the Subordinated Indebtedness, that no other party owns an interest in any of the Subordinated Indebtedness (whether as joint holders, participants, or otherwise), and that the entire Subordinated Indebtedness is owing only to Subordinated Lender. Subordinated Lender may not sell, assign, pledge, hypothecate or otherwise transfer any part of its interest in the Subordinated Indebtedness or the Collateral without Senior Agent's prior written consent, which consent may be withheld or delayed in Senior Agent's sole discretion.

7. Payments Received by Subordinated Lender. Except as permitted in Section 3.a hereof, if any payment or distribution of any kind or character, whether in cash, property or securities, from or of any assets of any Obligor (or any Obligor's Subsidiaries), (irrespective of whether such payment or distribution was of Collateral, or Proceeds thereof) is received by Subordinated Lender prior to the Discharge of Senior Indebtedness (including any of the foregoing received in connection with or as the result of any permitted Enforcement Action pursuant to Section 3.c hereof), Subordinated Lender shall receive and hold the same in trust as trustee for the benefit of Senior Agent and the other holders of Senior Indebtedness and shall forthwith deliver such payment, distribution, or proceeds to Senior Agent in precisely the form received (except for the endorsement or assignment by Subordinated Lender where necessary), for application on any of the Senior Indebtedness, whether then due or not due. In the event of the failure of Subordinated Lender to make any such endorsement or assignment to Senior Agent, Senior Agent and any of its officers or agents are hereby irrevocably authorized to make such endorsement or assignment.

8. Representations and Warranties.

a. Power and Authority. Senior Agent represents and warrants to Subordinated Lender that it has the requisite power and authority to enter into, execute, deliver, and carry out the terms of this Agreement on behalf of itself and the Senior Lenders. Subordinated Lender represents and warrants that it has the requisite power and authority to enter into, execute, deliver, and carry out the terms of this Agreement.

b. Amount of Subordinated Indebtedness; No Default. Borrower and Subordinated Lender represent and warrant to Senior Agent and the Senior Lenders that, as of the date of this Agreement, (i) the aggregate outstanding balance (principal plus interest) of the Subordinated Indebtedness is $2,000,000 and (ii) no Default or Event of Default exists under the Subordinated Debt Documents.

9. Notice of Default. Subordinated Lender and each Obligor shall each promptly notify Senior Agent of all Default or Events of Default under any Subordinated Debt Document.

10. Waivers of Events of Default and Amendments to Debt Documents. In the event Senior Agent and the Senior Lenders waive, in writing, any Event of Default under the Senior Loan Documents which gives rise to an Event of Default under the Subordinated Debt Documents, Subordinated Lender shall also be deemed to have waived such Event of Default. In the event Senior Agent and the Senior Lenders amend any covenant, representation, warranty, Event of Default or similar provision contained in the Senior Loan Documents which is also contained in the Subordinated Debt Documents, to the extent the amendment has the effect of making such amended provision less restrictive for the applicable Obligor, Subordinated Lender

shall also amend the Subordinated Debt Documents in the same manner as the Senior Loan Documents are so amended.

11. Further Action. Upon Senior Agent's request, Subordinated Lender will promptly take all actions which Senior Agent believes appropriate to carry out the purposes of this Agreement.

12. No Action to Violate Senior Loan Documents. Subordinated Lender shall not take any action which in Senior Agent's judgment might cause any Obligor to violate any Senior Loan Document.

13. Amendments. No amendment or waiver of any provision of this Agreement nor consent to any departure by any party hereto shall be effective unless it is in a written agreement executed by Subordinated Lender and Senior Agent, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

14. Instrument Legends. Subordinated Lender agrees that the face of each of the Subordinated Debt Documents and any other instrument evidencing the Subordinated Indebtedness or any portion thereof or any security therefor shall be inscribed with a legend conspicuously indicating that payment thereon, performance thereof or Liens granted thereunder are subordinated to the claims of Senior Agent pursuant to the terms of this Agreement, and copies thereof shall be delivered to Senior Agent. Any instrument evidencing any of the Subordinated Indebtedness or any portion thereof which is hereafter executed will, on the date thereof, be inscribed with a similar legend, and copies thereof will be delivered to Senior Agent on the date of its execution or within five (5) business days thereafter.

15. Additional Remedies. If Subordinated Lender violates any of the terms of this Agreement, in addition to any remedies in law, equity, or otherwise, Senior Agent may restrain such violation in any court of law and may, in its own or any Obligor's name, interpose this Agreement as a defense in any action by Subordinated Lender.

16. Information Concerning Financial Condition. Subordinated Lender hereby assumes responsibility for keeping itself informed of the financial condition of Obligors and of all other circumstances bearing upon the risk of nonpayment of the Subordinated Indebtedness, and agrees that Senior Agent has and shall have no duty to advise Subordinated Lender of information known to Senior Lender regarding such condition or any such circumstances. In the event Senior Agent, in its sole discretion, undertakes, at any time or from time to time, to provide any such information to Subordinated Lender, Senior Agent shall be under no obligation (a) to provide any such information to Subordinated Lender on any subsequent occasion, (b) to undertake any investigation, or (c) to disclose any information which, pursuant to its commercial finance practices, Senior Agent wishes to maintain confidential. Subordinated Lender acknowledges and agrees that Senior Agent has made no warranties or representations with respect to the legality, validity, enforceability, collectibility or perfection of the Senior Indebtedness or any liens or security interests held in connection therewith.

17. Third Party Beneficiaries. This Agreement is solely for the benefit of Senior Agent, Senior Lenders and the other holders of Senior Indebtedness, Subordinated Lender, and

their respective successors and assigns, and neither any Obligor nor any other Persons is intended to be a third party beneficiary hereunder or to have any right, benefit, priority or interest under, or because of the existence of, or to have any right to enforce, this Agreement. Senior Agent and Subordinated Lender shall have the right to modify or terminate this Agreement at any time without approval of any Obligor or any other Person and Senior Agent shall make commercially reasonable efforts to notify the Obligors of any such modification or termination, provided that failure to provide any such notice shall in no way affect in any manner any such modification or termination or result in any liability on the part of Senior Agent to any Obligor or any other Person.

18. No Impairment. Nothing in this Agreement is intended to or shall impair, as between Obligors and Subordinated Lender, the obligation of Obligors, which is absolute and unconditional, to pay the Subordinated Indebtedness as and when the same shall become due and payable in accordance with its terms, or affect the relative rights of Subordinated Lender and creditors of Obligors other than Senior Agent and the other holders of Senior Indebtedness.

19. Subrogation. After the Discharge of Senior Indebtedness shall have occurred, Subordinated Lender shall be subrogated to the rights of Senior Agent and the holders of Senior Indebtedness to the extent that distributions otherwise payable to Subordinated Lender have been applied to the payment of the Senior Indebtedness in accordance with the provisions of this Agreement. Senior Agent and the holders of Senior Indebtedness shall have no obligation or duty to protect Subordinated Lender's rights of subrogation arising pursuant to this Agreement or under any applicable law, nor shall Senior Agent or any holder of Senior Indebtedness be liable for any loss to, or impairment of, any subrogation rights held by Subordinated Lender.

20. Notices. For the purposes of this Agreement, all notices or demands (other than notices sent in accordance with Sections 9611, 9612, 9613, 9620, 9621 or any other applicable provision of the UCC) shall be in writing to the addresses listed below for the applicable recipient and shall be deemed received (a) if personally delivered, then upon such delivery, (b) if sent by U.S. registered or certified mail (postage prepaid, return receipt requested), then upon the earlier of the date of receipt stated in such return receipt or five days after deposit in the U.S. mail addressed, (c) if sent by nationally recognized overnight courier service with instructions to deliver the next business day, then one business day after being so sent or (d) if sent by facsimile, then upon electronic confirmation of successful transmission.

If to Senior Agent:

PNC Bank, National Association
c/o PNC Business Credit
2 North Lake Avenue, Suite 440
Pasadena, California 91101
Attention: Mark A. Tito
Telephone: (626) 432-7542
Facsimile: (626) 432-4589

with a copy to:

PNC Bank, National Association
PNC Agency Services
PNC Firstside Center
500 First Avenue, 4th Floor
Pittsburgh, Pennsylvania 15219
Attention: Lisa Pierce
Telephone: (412) 762-6442
Facsimile: (412) 762-8672

and a copy (which shall: shall not constitute notice) to:

Bingham McCutchen LLP
355 South Grand Avenue, Suite 4400
Los Angeles, California 90071
Attention: Mark A. Spitzer
Telephone: (213) 680-6656
Facsimile: (213) 680-6499

If to Subordinated Lender:

Carthew Bay Technologies Inc.
Brookfield Place
181 Bay Street, Suite 2500
Toronto, Ontario, Canada MJ5217
Attention: Mike Liik
Facsimile: (416) 493-5061
Telephone: (416) 493-5586

The parties hereto may change the address at which they are to receive notices hereunder, by notice in writing in the foregoing manner given to the other. Notices sent in accordance with Sections 9611, 9612, 9613, 9620, 9621 or any other applicable provision of the UCC, shall be deemed received when deposited in the mail or personally delivered, or, where permitted by law, transmitted by telefacsimile or other similar method set forth above.

21. Costs and Attorneys Fees. In the event it becomes necessary for Senior Agent or any holder of Senior Indebtedness or Subordinated Lender to commence or become a party to any proceeding or action to enforce the provisions of this Agreement, the court or body before which the same shall be tried shall award to the prevailing party all costs and expenses thereof, including, but not limited to, reasonable attorneys' fees, the usual and customary and lawfully recoverable court costs, and all other expenses in connection therewith.

22. Consent to Jurisdiction; Additional Waivers. Subordinated Lender and Senior Agent each consent to the jurisdiction of any state or federal court located within the Borough of Manhattan, County of New York, State of York; provided, however, that any suit seeking enforcement against any Collateral or other property may be brought, at Senior Agent's option, in the courts of any jurisdiction where Senior Agent elects to bring such action or where such Collateral or other property may be found. Subordinated Lender waives personal service of any and all process upon it, and consents to all service of process being made in the manner set forth in Section 20 of this Agreement for notices. Subordinated Lender and Senior Agent each waive, to the fullest extent each may effectively do so, any defense or objection based upon *forum non conveniens* and any defense or objection to venue of any action instituted within the Borough of

Manhattan, County of New York, State of New York. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION TO ENFORCE OR DEFEND ANY MATTER ARISING FROM OR RELATED TO THIS AGREEMENT.

23. Governing Law. This Agreement has been delivered and accepted at and shall be deemed to have been made in the State of New York, and shall be interpreted, and the rights and liabilities of the parties hereto determined, in accordance with the laws of the State of New York.

24. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties' respective successors and assigns, subject to the provisions hereof.

25. Integrated Agreement. This Agreement sets forth the entire understanding of the parties with respect to the within matters and may not be modified or amended except upon a writing signed by all parties.

26. Authority. Each of the parties hereto certifies that such party has all necessary authority to execute this Agreement.

27. Counterparts. This Agreement may be executed in one or more counterparts, each one of which when so executed shall be deemed to be an original, and all of which taken together shall constitute one and the same agreement.

28. Headings. The headings contained in this Agreement are for convenience only and shall not affect the interpretation of this Agreement.

29. Severability. Any provision of this Agreement that is prohibited by law or unenforceable shall be ineffective to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof or affecting the validity or enforceability of any other provision. To the extent permissible, the parties waive any law that prohibits any provision of this Agreement or renders any provision hereof unenforceable.

30. Conflicts. To the extent that there is a conflict or inconsistency between any provision hereof, on the one hand, and any provision of any Subordinated Debt Document, on the other hand, this Agreement shall control and prevail.

31. Termination. This Agreement shall continue in full force and effect until the Discharge of Senior Indebtedness shall have occurred and shall thereafter be revived to the extent provided for in Section 4.c.

[Remainder of page left intentionally blank; signature page follows.]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

PNC BANK, NATIONAL ASSOCIATION,
as Agent

By: ______________________
Mark A. Tito
Vice President

CARTHEW BAY TECHNOLOGIES INC.,
as Subordinated Lender

By: ______________________
Name: ____________________
Title: _____________________

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

PNC BANK, NATIONAL ASSOCIATION,
as Agent

By: ______________________________
Mark A. Tito
Vice President

CARTHEW BAY TECHNOLOGIES INC.,
as Subordinated Lender

By: ______________________________
Name: Michael Liik
Title: CEO

ACKNOWLEDGEMENT

The undersigned hereby acknowledge and consent to, the foregoing Subordination and Intercreditor Agreement, dated as of December 5, 2008, between PNC Bank, National Association, and Carthew Bay Technologies Inc., an Ontario corporation (the "Subordination Agreement"). Unless otherwise defined in this Acknowledgement, terms defined in the Subordination Agreement have the same meanings when used in this Acknowledgement.

Each Borrower agrees to be bound by the Subordination Agreement, and agrees that any default, event of default, or unmatured event of default by Borrowers under any present or future instrument or agreement between Borrowers and Subordinated Lender shall constitute an immediate Event of Default under all present and future instruments and agreements among Borrowers and Senior Agent and/or Senior Lenders. Each Borrower agrees that the Subordination Agreement may be amended by Senior Agent and Subordinated Lender without the consent of Borrowers or any other Person and Senior Agent shall make commercially reasonable efforts to notify the Obligors of any such amendment, provided that failure to provide any such notice shall in no way affect in any manner any such amendment or result in any liability on the part of Senior Agent to any Obligor or any other Person.

COLOREP, INC.,
a California corporation

By: [signature]
Name: Larry Levy
Title: CEO

TRANSPRINT USA, INC.,
a Virginia corporation

By: [signature]
Name: Larry Levy
Title: CEO

BETA COLOR, LLC,
a California limited liability company

By: [signature]
Name: Larry Levy
Title: Managing Member